

February 28, 2012

<u>Via Email</u>

Daniel P. Gold
President and Chief Executive Officer
Marshall Edwards, Inc.
11975 El Camino Real, Suite 101
San Diego, California 92130

> **Re: Marshall Edwards, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 21, 2012**
> **File No. 333-179590**

Dear Mr. Gold:

    We have limited our review of your registration statement to the issue we have addressed in our comment below. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. Please amend your filing pre-effectively to include the principal amount of securities to be offered, including the total number of shares of common stock underlying the subscription rights both in total and per subscription right. We advise you that we will not be in a position to declare the registration statement effective until such information is included in the filing. See C&DI 227.02, Securities Act Rules, available at www.sec.gov for guidance. In the amendment, please also include any other material non-pricing related information to be inserted prior to effectiveness.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Crotty at (202) 551-3563, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Steven A. Navarro, Esq. (Morgan, Lewis & Bockius LLP)